FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 29, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: May 29, 2012

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 29, 2012

Consolidated Net Revenue grows by 36% to Rs 165,655 crores in FY 2011-12 Consolidated Profit grows 46% to Rs. 13,517 crores (Rs. 9,274 crores in FY 2010-11)

Consolidated Financial Results for the Quarter and Year ended March 31, 2012

Mumbai, May 29, 2012: Tata Motors today reported consolidated revenues (net of excise) of Rs.50,908 crores for the quarter ended March 31, 2012, posting a growth of 44.3% over Rs. 35,287 crores in the corresponding quarter of the previous year on the back of strong growth in volumes across products and markets. The Consolidated Profit before Exceptional item and Tax was Rs.4,596 crores, posting a growth of 68.1% over Rs. 2,734 crores in the corresponding quarter of the previous year. The Consolidated Profit before Tax (PBT) for the quarter was Rs.4,424 crores, compared to Rs. 2,911 crores for the corresponding quarter of the previous year. The Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.6,234 crores, as compared to Rs.2,638 crores in the corresponding quarter of the previous year.

The consolidated revenue (net of excise) for FY 2011-12, was Rs. 165,655 crores posting a growth of 35.6% over Rs. 122,128 crores in the corresponding period last year. The Consolidated Profit before Exceptional item and Tax was Rs 14,366 crores, posting a growth of 40.8% over Rs 10,206 crores in the corresponding period last year. The Consolidated Profit before Tax (PBT) for the year was Rs. 13,534 crores, compared to Rs. 10,437 crores for the corresponding period last year. The Consolidated Profit for the period (after tax and post minority interest and profit in respect of associate companies) was Rs.13,517 crores, as compared to Rs. 9,274 crores in the corresponding period last year.

Tata Motors Stand-alone Financial Results for the Quarter and Year ended March 31, 2012

Tata Motors standalone revenues (net of excise) for the Quarter ended March 31, 2012 of Rs. 16,391 crores represented a growth of 14.4% over Rs. 14,326 crores in the corresponding period last year. Growth in volumes, and reduction in marketing costs resulted in an improvement in Operating margins to 9.5% for the Quarter ended March 31, 2012 over 8.9% for the corresponding period last year. The Operating Profit (EBITDA) stood at Rs. 1,561 crores in the quarter, a growth of 22.1% over Rs. 1,278 crores in the corresponding period last year.

The PBT for the quarter is Rs. 652 crores as compared to Rs. 591 crores in the corresponding period last year and the PAT for the quarter is Rs. 565 crores as compared to Rs. 573 crores in the corresponding period last year.

The standalone revenues (net of excise) for FY 2011-12, at Rs. 54,307 crores posted a growth of 15.3% over Rs. 47,088 crores in the corresponding period last year. The Standalone Profit before Tax (PBT) for FY 2011-12 was Rs. 1,341 crores, compared to Rs. 2,197 crores for FY 10-11. The Standalone Profit After Tax for FY 2011-12 was Rs. 1,242 crores, as compared to Rs.1,812 crores in FY 10-11.

The Standalone Profit Before Tax and Profit After Tax for FY 2011-12 were impacted by Exceptional items of Rs 585 crores (Rs. 147 crores in FY 2010-11) on account of exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans arising from the depreciation of Indian Rupee (INR) and provision made for certain investments in 100% subsidiary Tata Hispano Motors Carrocera SA, Spain arising from continuous underperformance impacted by challenging market conditions.

Tata Motors’ sales (including exports) of commercial and passenger vehicles for FY 2011-12, stood at 926,353 units, representing a growth of 10.7 % as compared to the corresponding period last year.

In the domestic market, the Company’s commercial vehicles sales for the Quarter ended March 31, 2012, stood at 155,672 units, an increase of 16.2% over the corresponding period last year. The commercial vehicles sales during FY 2011-12 increased by 15.7 % to 530,204 units, as compared to the corresponding period last year. The Company’s market share in commercial vehicles was 59.4% for FY 2011-12.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 18.1% to 112,470 units in the domestic market for the Quarter ended March 31, 2012, as compared to the corresponding period last year. Sales for FY 2011-12 grew by 4.0% to 333,044 units, as compared to the corresponding period last year. Focused marketing initiatives and network actions have positively influenced sales. The market share in passenger vehicles stood at 13.1% for FY 2011-12 largely driven by sales in the recent quarters. The market share in Passenger vehicles for Q4 FY12 stood at 14.2%.

Jaguar Land Rover PLC – (figures as per IFRS)

Jaguar Land Rover Sales for the Quarter ended March 31, 2012, grew 48.2% to 98,021 units. Of this, the Jaguar volumes for the period stood at 14,118 units and Land Rover volumes stood at 83,903 units. The recently launched new products continue to receive positive response. The newly launched Range Rover Evoque, clocked approximately 60,217 wholesale units till March 2012. Sales from the China region grew strongly and comprised 19.0% of total volumes for the Quarter ended March 31, 2012 as against 12.8% for the corresponding period last year.

Jaguar Land Rover sales for FY 2011-12, stood at 314,433 units, the highest ever, representing a growth of 29.1% as compared to the corresponding period last year supported by new product actions and strong demand in China and other developing markets. The Jaguar volumes for the period stood at 54,039 units and Land Rover volumes stood at 260,394 units.

Revenues for the Quarter ended March 31, 2012, of GBP 4,144 million represented a growth of 51.5% over GBP 2,735 million in the corresponding quarter last year. Operating margins for the Quarter ended March 31, 2012, stood at 14.6% and an Operating Profit (EBITDA) of GBP 605 million in the quarter, a growth of 61.5% over GBP 375 million in the corresponding quarter last year. Continued strong revenue and profit performance was supported by volume growth, market mix, product mix and favourable exchange rates. The PBT for the quarter is GBP 530 million (GBP 299 million in the corresponding quarter last year) and the PAT for the quarter is GBP 696 million (GBP 262 million in the corresponding quarter last year). The PAT includes an amount of GBP 217 million (additional GBP 171 million through Reserves) of previously unrecognised deferred tax assets, due to uncertainty about future recoverability which have now been recognised due to sustained improvement in business performance and certainty of future profitability outlook.

The revenues for FY 2011-12, at GBP 13,512 million represented a growth of 36.9% over GBP 9,871 million in the corresponding period last year. Operating margins for the FY 2011-12, stood at 15.0% and an Operating Profit (EBITDA) of GBP 2,027 million, a growth of 35.0% over GBP 1,502 million in the corresponding period last year. The Profit before Tax (PBT) for FY 2011-12 is GBP 1,507 million as compared to GBP 1,115 million for FY 10-11. The Profit After Tax for FY 2011-12 is GBP 1,481 million as compared to GBP 1,036 million in FY 10-11.

In March 2012, JLR successfully raised bonds of £500 million with a coupon of 8.25% and tenor of 8 years. The full proceeds were retained at JLR for future use in the company’s business. This was an opportunistic fund raising which enabled JLR reinforce its market acceptance and demonstrated the confidence of the investors while continuing to support steps taken towards strengthening capital structure and extending the debt maturity profile.

In March 2012, JLR announced that it has signed a joint venture agreement with Chery Automobile Company Ltd to build vehicles for the Chinese market which is currently under the process for regulatory approvals by the Chinese authorities.

In March 2012, JLR approved the consolidation businesses of Jaguar Cars Limited and Land Rover into one legal entity to be named Jaguar Land Rover Limited. The consolidation is expected to become effective later this year.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW. 767 billion, and recorded a Net profit of KRW 3.6 billion in FY 2011-12.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenues of Rs. 2,018 crores and reported a Profit After Tax of Rs. 240 crores in FY 2011-12.

Dividend

The Board of Directors has recommended dividend of Rs 4/- per Ordinary Share of Rs 2/- each and Rs 4.10 per ‘A’ Ordinary Shares of Rs 2/- each for the financial year 2011-12 (previous year Rs 20/- per Ordinary Share of Rs 10/- each and Rs 20.50 per ‘A’ Ordinary Shares of Rs 10/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

News Release — 2	Consolidated Financial Results	May 29, 2012

TATA MOTORS LIMITED

Regd.Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	( in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2012

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2012	2011	2011	2012	2011
			Unaudited	Unaudited	Unaudited	Audited	Audited
1		Income from Operations
	(a)	Sales/Income from Operations	52,178.83	46,518.31	36,452.51	169,877.61	125,707.13
		Less : Excise Duty	1,570.19	1,319.02	1,304.91	5,023.09	4,286.32
		Net Sales/Income from Operations	50,608.64	45,199.29	35,147.60	164,854.52	121,420.81
	(b)	Other Operating Income	299.26	60.96	139.46	799.97	707.11
		Total Income from Operations (net)	50,907.90	45,260.25	35,287.06	165,654.49	122,127.92
2		Expenses
	(a)	Cost of Materials Consumed	30,211.57	28,082.06	20,785.80	100,797.44	70,453.73
	(b)	Purchases of Products for sale	2,909.69	2,898.77	3,051.70	11,205.86	10,390.84
	(c)	Changes in Inventories of Finished Goods, Work-in-Progress and Products for sale	277.88	(986.44)	(568.26)	(2,535.72)	(1,836.19)
	(d)	Employee Benefits Expense	3,633.21	3,207.22	2,493.02	12,298.45	9,342.67
	(e)	Depreciation and Amortisation	1,535.40	1,615.94	1,310.36	5,625.38	4,655.51
	(f)	Product development / Engineering expenses	434.60	395.71	383.67	1,389.23	997.55
	(g)	Other Expenses	9,024.09	7,110.28	6,623.34	28,453.97	21,703.09
	(h)	Amount capitalised	(2,327.62)	(2,274.33)	(1,954.06)	(8,265.98)	(5,741.25)
	(i)	Total Expenses	45,698.82	40,049.21	32,125.57	148,968.63	109,965.95
3		Profit from Operations Before Other Income, Finance Costs and Exceptional Items (1 - 2)	5,209.08	5,211.04	3,161.49	16,685.86	12,161.97
4		Other Income	158.58	167.52	140.46	661.77	429.46
5		Profit from Ordinary Activities before Finance Costs and Exceptional Items (3 + 4)	5,367.66	5,378.56	3,301.95	17,347.63	12,591.43
6		Finance Costs	772.09	720.43	568.06	2,982.22	2,385.27
7		Profit from Ordinary Activities after Finance Costs but before Exceptional Items (5 - 6)	4,595.57	4,658.13	2,733.89	14,365.41	10,206.16
8		Exceptional Items
	(a)	Exchange (gain) / loss (net) including on revaluation of foreign currency borrowings, deposits and loans	(6.18)	164.34	(177.42)	654.11	(231.01)
	(b)	Goodwill Impairment and other costs	177.43	—	—	177.43	—
9		Profit from Ordinary Activities before Tax (7 - 8)	4,424.32	4,493.79	2,911.31	13,533.87	10,437.17
10		Tax Expense / (credit)	(1,826.08)	1,071.09	288.40	(40.04)	1,216.38
11		Net Profit from Ordinary Activities after Tax (9 - 10)	6,250.40	3,422.70	2,622.91	13,573.91	9,220.79
12		Extraordinary items (net of tax expenses Nil)	—	—	—	—	—
13		Net Profit for the Period (11 + 12)	6,250.40	3,422.70	2,622.91	13,573.91	9,220.79
14		Share of Profit of Associates (net)	7.53	3.81	34.76	24.92	101.35
15		Minority Interest	(23.93)	(20.96)	(20.15)	(82.33)	(48.52)
16		Net Profit after Taxes, Minority Interest and Share of Profit of Associates (13 + 14 + 15)	6,234.00	3,405.55	2,637.52	13,516.50	9,273.62
17		Paid-up Equity Share Capital (Face value of 2 each) ( 10 as at March 31, 2011)	634.75	634.75	637.71	634.75	637.71
18		Reserves excluding Revaluation Reserve				32,422.28	18,389.13
19		Earnings Per Share (EPS) (Refer note 3 below)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	19.63	10.72	8.31	42.58	31.05
	(b)	Diluted EPS before and after extraordinary items	18.75	10.24	7.93	40.71	28.96
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	19.73	10.82	8.41	42.68	31.15
	(b)	Diluted EPS before and after extraordinary items	18.85	10.34	8.03	40.81	29.06

			(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER / YEAR ENDED MARCH 31, 2012

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2012	2011	2011	2012	2011
			Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	131,91,28,890	128,83,02,285	24,10,72,425	131,91,28,890	24,10,72,425
	-	Percentage of shareholding	49.00%	47.87%	44.78%	49.00%	44.78%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	46,33,32,667	43,80,98,585	7,81,31,376	46,33,32,667	7,81,31,376
	-	Percentage of shareholding	96.14%	90.90%	81.10%	96.14%	81.10%
2	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged / Encumbered
	-	Number of Shares	7,85,00,000	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.38%	8.32%	23.47%	8.38%	23.47%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	2.92%	2.92%	8.17%	2.92%	8.17%
	(b)	Non-encumbered
	-	Number of Shares	85,85,56,205	86,47,41,505	14,34,71,466	85,85,56,205	14,34,71,466
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.62%	91.68%	76.53%	91.62%	76.53%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	31.90%	32.12%	26.66%	31.90%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	1,86,00,448	4,38,34,530	1,82,10,330	1,86,00,448	1,82,10,330
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	3.86%	9.10%	18.90%	3.86%	18.90%

			3 months ended March 31, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	1
		Received during the quarter	8
		Disposed of during the quarter	7
		Remaining unresolved at the end of the quarter	2

Notes:-

1)	Consolidated Statement of Assets and Liabilities :

( in crores)
			As at March 31,
Particulars			2012	2011
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share Capital	634.75	637.71
	(b)	Reserves and Surplus	32,515.18	18,533.76

		Sub-total - Shareholders’ funds	33,149.93	19,171.47

2	MINORITY INTEREST		307.13	246.60

3	NON-CURRENT LIABILITIES
	(a)	Long-term Borrowings	27,962.48	17,256.00
	(b)	Deferred Tax Liabilities (Net)	2,165.07	2,096.13
	(c)	Other Long-term Liabilities	2,458.58	2,292.72
	(d)	Long-term Provisions	6,071.38	4,825.64

		Sub-total - Non-current liabilities	38,657.51	26,470.49

4	CURRENT LIABILITIES
	(a)	Short-term Borrowings	10,741.59	13,106.15
	(b)	Trade Payables	36,686.32	27,903.06
	(c)	Other Current Liabilities	19,069.78	8,984.92
	(d)	Short-term Provisions	6,770.38	5,131.49

		Sub-total - Current liabilities	73,268.07	55,125.62

		TOTAL - EQUITY AND LIABILITIES	145,382.64	101,014.18

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed Assets	56,212.50	43,221.05
	(b)	Goodwill (On Consolidation)	4,093.74	3,584.79
	(c)	Non-current Investments	1,391.54	1,336.61
	(d)	Deferred Tax Assets (Net)	4,539.33	632.34
	(e)	Long-term Loans and Advances	13,657.95	9,818.30
	(f)	Other Non-current Assets	574.68	332.27

		Sub-total - Non-current assets	80,469.74	58,925.36

2.	FOREIGN CURRENCY MONETARY ITEM TRANSLATION DIFFERENCE ACCOUNT (NET)		451.43	—

3.	CURRENT ASSETS
	(a)	Current Investments	7,526.17	1,207.65
	(b)	Inventories	18,216.02	14,070.51
	(c)	Trade Receivables	8,236.84	6,525.65
	(d)	Cash and Bank Balances	18,238.13	11,409.60
	(e)	Short-term loans and advances	11,337.22	8,023.92
	(f)	Other Current Assets	907.09	851.49

		Sub-total - Current assets	64,461.47	42,088.82

		TOTAL - ASSETS	145,382.64	101,014.18

2)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
3)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.
4)	Subsequent to the year ended March 31, 2012, the Company has alloted :
(a)	25 Ordinary Shares and 26,075 ‘A’ Ordinary Shares out of shares held in abeyance; and
(b)	22,370 Ordinary Shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012, and 1,60,95,391 Ordinary Shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to cancel the land lease relating to the project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

6)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend the amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011, were amortised till March 31, 2012. Consequent to the change in amortisation period, 660.64 crores has been credited to Profit and Loss Account in quarter ended December 31, 2011. During the year ended March 31, 2011, such exchange differences were amortised till March 31, 2011 based on the accounting standard applicable to those periods.
7)	The tax credit for the quarter and year ended March 2012 is net of GBP 225 million ( 1,793.66 crores) ( Nil for both the quarter and year ended March 31, 2011) being credit for carry forward income tax losses accounted in a subsidiary company. Further, the tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.
8)	During the quarter and year ended March 31, 2012, an amount of 43.51 crores and 1,144.38 crores respectively ( 1,375.07 crores and 2,276.09 crores for the quarter and year ended March 31, 2011 respectively), being changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK have been debited in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS. Further deferred tax credit on cumulative balance of changes in actuarial valuation of pension plans has been credited their against in “Reserves and Surplus” during the quarter and year ended March 31, 2012 of 828.07 crores and 1,272.50 crores respectively ( Nil for both the quarter and year ended March 31, 2011).
9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

( in crores)
		Quarter ended
		March 31,	December 31,	March 31,	Year ended March 31,
		2012	2011	2011	2012	2011
		Unaudited	Unaudited	Unaudited	Audited	Audited
A.	Segment Revenues :
	Total Income from Operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	17,673.99	14,839.18	15,145.29	59,921.24	50,799.71
	- Jaguar and Land Rover	33,019.91	30,146.01	19,923.76	104,750.93	70,467.34
	Less: Intra Segment Eliminations	(43.11)	(7.37)	(11.95)	(67.89)	(28.78)

	-Total	50,650.79	44,977.82	35,057.10	164,604.28	121,238.27
II.	Others	558.52	533.94	437.72	1,948.58	1,530.49

	Total segment revenue	51,209.31	45,511.76	35,494.82	166,552.86	122,768.76
	Less: Inter segment revenue	(301.41)	(251.51)	(207.76)	(898.37)	(640.84)

	Net Income from Operations	50,907.90	45,260.25	35,287.06	165,654.49	122,127.92

B.	Segment Results before Other Income, Finance costs, Exceptional items and Tax :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	1,531.85	819.57	1,090.60	4,152.00	4,274.10
	- Jaguar and Land Rover	3,655.99	4,324.68	2,030.20	12,359.45	7,750.78
	Less: Intra Segment Eliminations	—	—	—	—	—

	-Total	5,187.84	5,144.25	3,120.80	16,511.45	12,024.88
II.	Others	80.26	98.87	60.69	294.88	203.48

	Total segment results	5,268.10	5,243.12	3,181.49	16,806.33	12,228.36
	Less: Inter segment eliminations	(59.02)	(32.08)	(20.00)	(120.47)	(66.39)

	Net Segment Results	5,209.08	5,211.04	3,161.49	16,685.86	12,161.97
	Add/(Less) : Other income	158.58	167.52	140.46	661.77	429.46
	Add/(Less) : Finance Costs	(772.09)	(720.43)	(568.06)	(2,982.22)	(2,385.27)
	Add/(Less) : Exceptional Items	(171.25)	(164.34)	177.42	(831.54)	231.01

	Total Profit before Tax	4,424.32	4,493.79	2,911.31	13,533.87	10,437.17

			As at December 31, 2011		As at March 31,
					2012	2011
			Unaudited		Audited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof		36,715.31		38,062.56	29,346.12
	- Jaguar and Land Rover		30,146.04		31,265.66	20,645.90
	Less: Intra Segment Eliminations		—		—	—

	-Total		66,861.35		69,328.22	49,992.02
II.	Others		978.80		980.75	837.14

	Total Capital employed		67,840.15		70,308.97	50,829.16
	Less: Inter segment eliminations		(359.39)		(414.12)	(308.28)

	Net Segment Capital Employed		67,480.76		69,894.85	50,520.88
	Add/(Less) : Unallocable assets / (liabilities) (net)		(40,710.08)		(36,744.92)	(31,349.41)

	Capital employed		26,770.68		33,149.93	19,171.47

10)	Public Shareholding of Ordinary Shares as on March 31, 2012 excludes 16.18% (20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
11)	The Board of Directors has recommended dividend of 4/- per Ordinary Share of 2/- each and 4.10 per ‘A’ Ordinary Shares of 2/- each for the financial year 2011-12 (previous year 20/- per Ordinary Share of 10/- each and 20.50 per ‘A’ Ordinary Shares of 10/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
12)	Figures for the quarter ended March 31, 2012 and March 31, 2011 represent the difference between the audited figures in respect of full financial years and the unaudited figures of nine months ended December 31, 2011 and December 31, 2010 respectively.
13)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2012.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, May 29, 2012	Chairman

News Release — 3	Standalone Financial Results	May 29, 2012

TATA MOTORS LIMITED

Regd.Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2012

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2012	2011	2011	2012	2011
(A)
1		Vehicle Sales:(in Nos.) (includes traded vehicles)
		Commercial vehicles	1,55,672	1,31,220	1,33,913	5,30,204	4,58,288
		Passenger cars and Utility vehicles	1,12,470	85,963	95,266	3,33,044	3,20,252
		Exports	17,877	14,145	15,416	63,105	58,089

			2,86,019	2,31,328	2,44,595	9,26,353	8,36,629

2		Vehicle Production:(in Nos.)
		Commercial vehicles	1,66,871	1,45,871	1,42,237	5,91,262	4,93,693
		Passenger cars and Utility vehicles	98,664	76,316	82,661	2,86,537	2,64,742

			2,65,535	2,22,187	2,24,898	8,77,799	7,58,435

			( in crores)
			Audited	Audited	Audited	Audited	Audited
(B)
1		Income from Operations
	(a)	Sales / Income from Operations	17,824.07	14,479.81	15,531.21	58,919.78	50,950.91
		Less: Excise Duty	1,526.94	1,217.16	1,259.28	4,914.38	4,095.51
		Net Sales / Income from Operations	16,297.13	13,262.65	14,271.93	54,005.40	46,855.40
	(b)	Other Operating Income	93.59	75.25	53.59	301.16	233.04
		Total Income from Operations (net)	16,390.72	13,337.90	14,325.52	54,306.56	47,088.44
2		Expenses
	(a)	Cost of Materials Consumed	9,651.56	8,757.33	8,177.16	33,894.82	27,058.47
	(b)	Purchases of Product for Sale	2,005.62	1,537.81	2,212.46	6,433.95	7,363.13
	(c)	Changes in Inventories of Finished Goods, Work-in-Progress and Products for Sale	380.47	(435.14)	98.95	(623.84)	(354.22)
	(d)	Employee Benefits Expense	692.48	695.02	622.38	2,691.45	2,294.02
	(e)	Depreciation and Amortisation	433.42	421.27	384.69	1,606.74	1,360.77
	(f)	Product development / Engineering expenses	75.00	45.41	31.58	234.25	141.23
	(g)	Other Expenses	2,362.59	2,101.29	2,152.42	8,405.51	6,738.35
	(h)	Amount capitalised	(263.27)	(215.58)	(215.92)	(907.13)	(817.68)
		Total Expenses	15,337.87	12,907.41	13,463.72	51,735.75	43,784.07
3		Profit from Operations Before Other Income, Finance Costs and Exceptional Items (1 - 2)	1,052.85	430.49	861.80	2,570.81	3,304.37
4		Other Income	134.29	132.58	112.64	574.08	422.97
5		Profit from Ordinary Activities before Finance Costs and Exceptional Items (3 + 4)	1,187.14	563.07	974.44	3,144.89	3,727.34
6		Finance Costs	324.86	293.60	329.51	1,218.62	1,383.70
7		Profit from Ordinary Activities after Finance Costs but before Exceptional Items (5 - 6)	862.28	269.47	644.93	1,926.27	2,343.64
8		Exceptional Items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans	80.22	83.26	54.42	455.24	147.12
	(b)	Provision for loan given to a subsidiary	130.00	—	—	130.00	—
9		Profit from Ordinary Activities before Tax (7 - 8)	652.06	186.21	590.51	1,341.03	2,196.52
10		Tax Expense	86.80	12.54	17.17	98.80	384.70
11		Net Profit from Ordinary Activities after Tax (9 - 10)	565.26	173.67	573.34	1,242.23	1,811.82
12		Extraordinary items (net of tax expenses Nil)	—	—	—	—	—
13		Net Profit for the period (11 + 12)	565.26	173.67	573.34	1,242.23	1,811.82
14		Paid-up Equity Share Capital (Face value of 2 each) ( 10 as at March 31, 2011)	634.75	634.75	637.71	634.75	637.71
15		Reserves excluding Revaluation Reserve				18,967.51	19,351.40
16		Earnings Per Share (EPS) (Refer note 3 below)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	1.77	0.53	1.79	3.90	6.06
	(b)	Diluted EPS before and after extraordinary items	1.70	0.51	1.73	3.77	5.78
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	1.87	0.63	1.89	4.00	6.16
	(b)	Diluted EPS before and after extraordinary items	1.80	0.61	1.83	3.87	5.88

			(Not annualised)	(Not annualised)	(Not annualised)

17		Debt Service Coverage ratio (no. of times) (Refer note 6(a) below)				0.44	0.83
18		Interest Service Coverage ratio (no. of times) (Refer note 6(b) below)				2.77	3.92

PART II

SELECT INFORMATION FOR THE QUARTER /YEAR ENDED MARCH 31, 2012

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2012	2011	2011	2012	2011
			Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	131,91,28,890	128,83,02,285	24,10,72,425	131,91,28,890	24,10,72,425
	-	Percentage of shareholding	49.00%	47.87%	44.78%	49.00%	44.78%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	46,33,32,667	43,80,98,585	7,81,31,376	46,33,32,667	7,81,31,376
	-	Percentage of shareholding	96.14%	90.90%	81.10%	96.14%	81.10%
2	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged / Encumbered
	-	Number of Shares	7,85,00,000	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.38%	8.32%	23.47%	8.38%	23.47%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	2.92%	2.92%	8.17%	2.92%	8.17%
	(b)	Non-encumbered
	-	Number of Shares	85,85,56,205	86,47,41,505	14,34,71,466	85,85,56,205	14,34,71,466
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.62%	91.68%	76.53%	91.62%	76.53%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	31.90%	32.12%	26.66%	31.90%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	1,86,00,448	4,38,34,530	1,82,10,330	1,86,00,448	1,82,10,330
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	3.86%	9.10%	18.90%	3.86%	18.90%

	Particulars		3 months ended March 31, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	1
		Received during the quarter	8
		Disposed of during the quarter	7
		Remaining unresolved at the end of the quarter	2

Notes:-

1)	Standalone Statement of Assets and Liabilities:

				( in crores)
			As at March 31,
	Particulars		2012	2011
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	634.75	637.71
	(b)	Reserves and surplus	18,991.26	19,375.59

		Sub-total - Shareholders’ funds	19,626.01	20,013.30

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	8,004.50	9,679.42
	(b)	Deferred tax liabilities (Net)	2,105.41	2,023.16
	(c)	Other long-term liabilities	1,959.63	2,221.05
	(d)	Long-term provisions	646.26	1,253.25

		Sub-total - Non-current liabilities	12,715.80	15,176.88

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	3,007.13	4,958.77
	(b)	Trade payables	8,744.83	8,817.27
	(c)	Other current liabilities	7,470.95	3,210.37
	(d)	Short-term provisions	2,954.56	2,013.86

		Sub-total - Current liabilities	22,177.47	19,000.27

		TOTAL - EQUITY AND LIABILITIES	54,519.28	54,190.45

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	19,056.19	17,216.10
	(b)	Non-current investments	17,903.29	22,538.21
	(c)	Long-term loans and advances	3,488.11	3,429.64
	(d)	Other non-current Assets	100.42	34.84

		Sub-total - Non-current assets	40,548.01	43,218.79

2.	FOREIGN CURRENCY MONETARY ITEM TRANSLATION DIFFERENCE ACCOUNT (NET)		258.35	—

3.	CURRENT ASSETS
	(a)	Current investments	2,590.26	86.00
	(b)	Inventories	4,588.23	3,891.39
	(c)	Trade receivables	2,708.32	2,602.88
	(d)	Cash and bank balances	1,840.96	2,428.92
	(e)	Short-term loans and advances	1,871.74	1,850.62
	(f)	Other current assets	113.41	111.85

		Sub-total - Current assets	13,712.92	10,971.66

		TOTAL - ASSETS	54,519.28	54,190.45

2)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
3)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.
4)	Subsequent to the year ended March 31, 2012, the Company has alloted :
(a)	25 Ordinary Shares and 26,075 ‘A’ Ordinary Shares out of shares held in abeyance; and
(b)	22,370 Ordinary Shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012, and 1,60,95,391 Ordinary Shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to cancel the land lease relating to the project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

6)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loan during the year)*
	(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax+Interest on Long term Loans)/Interest on Long-term Loans*

* For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long-term Loans.

7)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011 were amortised till March 31, 2012. Consequent to the change in amortisation period, 208.11 crores has been credited to Profit & Loss Account in quarter ended December 31, 2011. During the year ended March 31, 2011, such exchange differences were amortised till March 31, 2011 based on the accounting standard applicable for those periods.
8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
9)	Public Shareholding of Ordinary Shares as on March 31, 2012 excludes 16.18% (20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
10)	The Board of Directors has recommended dividend of 4/- per Ordinary Share of 2/- each and 4.10 per ‘A’ Ordinary Shares of 2/- each for the financial year 2011-12 (previous year 20/- per Ordinary Share of 10/- each and 20.50 per ‘A’ Ordinary Shares of 10/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
11)	Figures for the quarter ended March 31, 2012 and March 31, 2011 represent the difference between the audited figures in respect of the full financial years and the audited figures of nine months ended December 31, 2011 and December 31, 2010 respectively.
12)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B) and Part II for the year ended March 31, 2012.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, May 29, 2012	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.